American Energy Production Inc.
P.O. Box 1406
Mineral Wells, Texas 76068
940-452-0698
940-327-8018 fax

September 22, 2010

United States Securities and Exchange Commission
Attention: Mr. John Cannarella
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Cannarella:

In response to the Commission’s correspondence to American Energy Production, Inc. (the “Company”) dated July 22, 2010, please find below our response to the following comment:

Engineering Comments
Reserve Quantity Information, Page F-31

4.

In 2008, the American Energy Production, Inc. (the “Company”) Revised Reserve Report projected that the estimated production by county would be as follows:

2009 PROJECTED

	OIL	GAS
	BBL	MCF
Comanche Co., TX	558	136,059
Eastland Co., TX	449	0
Fisher Co., TX	2,412	0
Guadalupe Co., TX	1,188	0
Palo Pinto Co., TX	7,070	204,703
Parker Co., TX	0	22,793
Medina Co., TX	7,812	0
TOTAL	19,489	363,555

The Company’s actual production for 2009 as reported in the 2009 reserve report indicated the following:

2009 ACTUAL

	OIL	GAS
	BBL	MCF

Comanche Co., TX	0	0
Eastland Co., TX	53	0
Fisher Co., TX	1,383	0
Guadalupe Co., TX	239	0
Palo Pinto Co., TX	2,677	78,456
Parker Co., TX	0	24,172
Medina Co., TX	9,098	0
TOTAL	13,450	102,628
In mid 2008 and through the end of 2008, the price of natural gas declined to below $3.00 per MCF and the price of oil declined to approximately $30.00 per barrel. In the subsequent months, the price of oil increased while the price of natural gas remained relatively flat with the pricing described above (and remains the same through today). The Company’s plan was to build reserves in both oil and natural gas and we had made a large commitment to developing our reserves in the Fort Worth Basin in Texas where the Barnett Shale was being developed. The Barnett Shale is generally considered a gas formation and the relatively low price of gas was and continues to make it difficult to meet the projected time table to develop and produce the reserves on our leases. As a result, the ten developmental wells that were planned to be drilled in Comanche County, Texas had to be delayed. Of the four wells in Palo Pinto, Texas that were to be drilled or recompleted in the Barnett Shale, two were completed much later then expected and two had to be postponed. Additionally, there were also three wells that were planned in Palo Pinto County, Texas to develop the Marble Falls formation that were not drilled. Finally, production in the Texas counties of Eastland, Fisher and Guadalupe have remained down due to the low price of natural gas not generating the necessary amount of revenue to keep the wells optimally maintained and producing.

Hopefully, the above information sufficiently responds to the Commissions comment as related to our reserve report information.